Reynolds American Inc.
401 North Main Street
Winston-Salem, North Carolina 27101
May 17, 2010
VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Attention:	Max A. Webb J. Nolan McWilliams

Re:	Reynolds American Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 19, 2010 Definitive Proxy Statement on Schedule 14A Filed March 22, 2010 File No. 001-32258
Ladies and Gentlemen:
     Reynolds American Inc., a North Carolina corporation (the “Company” or “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 10, 2010, with respect to the Company’s filings referenced above.
     Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before the response.
Schedule 14A
Risk Oversight, page 25
1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
     In 2009, at the direction of our Board of Directors’ Compensation and Leadership Development Committee (the “Compensation Committee”) and with the assistance of the Compensation Committee’s independent compensation consultant, management conducted a comprehensive review and evaluation of the risks arising from the compensation policies and practices applicable to all of our employees, including our executive officers. This risk assessment was conducted under the Company’s overall Enterprise Risk Management process and included a detailed qualitative and quantitative analysis of the risks related to the compensation architecture for all employees.

Securities and Exchange Commission
May 17, 2010

     Under the Enterprise Risk Management process, each element of the Company’s compensation architecture was analyzed for risks related to such element of compensation, including any links between behaviors and/or decisions driving compensation amounts and changes in the Company’s risk profile. Further, each element was reviewed to identify controls and/or attributes mitigating or aggravating such risks. Risk mitigating controls and attributes identified during the risk assessment included both entity level risk controls (such as corporate governance structure, approval authority guidelines and risk authority guidelines) and compensation risk controls and attributes (such as the oversight of the executive compensation programs by the Compensation Committee, the mixture of annual and long-term incentives, the use of performance-based annual and long-term incentives, the use of multiple performance measures in both the annual and long-term incentive programs, the mix of financial and volume metrics in the annual incentive program, maximum payout caps on annual and long-term incentive awards, stock ownership guidelines, Compensation Committee discretion (including negative discretion) regarding targets and payouts, and recoupment and anti-hedging policies). Finally, the likelihood and potential impact of the compensation risk were assessed.
     The findings of this comprehensive compensation risk assessment, including a summary of the extensive risk mitigating controls and attributes identified in the Company’s compensation policies and practices, were reviewed by management with the Compensation Committee and its independent compensation consultant in December 2009. Based on its review of the results of this compensation risk assessment, and after being updated on the new disclosure requirements under Item 402(s) of Regulation S-K in February 2010, the Compensation Committee concluded that no disclosure was required under Item 402(s) of Regulation S-K for the Company’s 2010 proxy statement.
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     In connection with the Company’s response to the Staff’s comment, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (336) 741-5162 or by facsimile at (336) 728-4495.
Sincerely,
/s/ McDara P. Folan, III
McDara P. Folan, III
Senior Vice President,
Deputy General Counsel and Secretary